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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 2 7 2009
Washington, DC
110

SEC FILE NUMBER
8-066432

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Banesto Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 Fifth Avenue, 7th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juan Galan — (212) 835-5482
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Banesto

BANESTO SECURITIES, INC.

730 Fifth Avenue, Seventh Floor
New York, NY 10019
Telephone (212) 977-5131
Telefax: (212) 262-8410

AFFIRMATION

I, Carlos Santamaria, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Banesto Securities, Inc., as of December 31, 2008 are true and correct. I further affirm that neither Banesto Securities, Inc. nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — Date: 02 /25 /2009

Chairman
Title

Subscribed and sworn to before 25th day of February 2009

Notary Public

HAYDER CAMARGO
Notary Public, State of New York
No. 01CA6162958
Qualified in Queens County
Commission Expires March 19, 2011

BANESTO SECURITIES, INC.
(An Indirect Wholly Owned Subsidiary of Banco Español de Crédito S.A.)
S.E.C. #8-066432

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Banesto Securities, Inc.

We have audited the accompanying statement of financial condition of Banesto Securities, Inc. (an indirect wholly owned subsidiary of Banco Español de Crédito S.A.) (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Banesto Securities, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2009

BANESTO SECURITIES, INC.
(An Indirect Wholly Owned Subsidiary of Banco Español de Crédito S.A.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 4,001,341
Securities owned - at fair value	876
Receivable from clearing organization	117,232
Fixed assets—net of accumulated depreciation of $65,108	58,178
Deferred tax asset	22,458
Income tax receivable	140,617
Other assets	4,243
TOTAL ASSETS	$ 4,344,945

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES-	
Accrued expenses and other liabilities	$ 135,238
Total liabilities	135,238
STOCKHOLDER'S EQUITY:	
Common stock ($.01 par, 10,000 shares authorized, issued and outstanding)	100
Additional paid-in capital	2,299,900
Retained earnings	1,909,707
Total stockholder's equity	4,209,707
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,344,945

See notes to statement of financial condition.

1. ORGANIZATION

Banesto Securities, Inc., (the "Company"), incorporated on October 23, 2003, is wholly owned by Hualle S.A. which is a wholly owned subsidiary of Banco Español de Crédito S.A. (the "Parent"). The Company's ultimate parent is Banco Santander S.A. The Company is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc.

The Company's principal business activity is brokering foreign and domestic equity and fixed income securities. All securities transactions are cleared through an unaffiliated clearing broker, Pershing LLC, on a fully-disclosed basis and, accordingly, the Company does not carry any customer accounts nor perform custody functions relating to its customers. The Company also undertakes trading as a riskless principal in facilitating its customers' transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Company's statement of financial condition are presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates—In preparing the statement of financial condition management makes estimates and assumptions that may affect the reported amounts. Such estimates include assumptions used in determining the fair value of financial instruments, income taxes, and certain amounts allocated among affiliates. Actual results could differ from these estimates.

Cash and Cash Equivalents—The Company defines cash equivalents to be highly liquid investments with original maturities of 90 days or less.

Securities Owned and Securities Sold, Not Yet Purchased—Security transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, consist primarily of debt securities and are recorded at fair value. The fair values of the securities are generally based on observable market prices. The Company had no securities sold, not yet purchased at December 31, 2008.

Income Taxes—The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes,* which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In assessing the realizability of deferred tax assets, management considers

whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

Fixed Assets— Fixed assets are carried at historical cost, less accumulated depreciation. Depreciation is provided for using an accelerated basis which is estimated to reasonably approximate the declining economic life which conforms amortization for financial and tax reporting.

New Accounting Pronouncements —In October 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position No. 157-3, Determining *the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of FASB Statement No. 157 in periods of market dislocation and provides an example to illustrate key considerations for determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 became effective upon issuance and is applicable for prior periods for which financial statements have not been issued. The clarifying guidance provided in FSP FAS 157-3 did not result in a change to the Company's application of SFAS 157 and did not have an impact on the financial statements.

3. TRANSACTIONS WITH RELATED PARTIES

During the normal course of business, Banco Español de Crédito S.A., New York Branch (the "Branch"), provides services to the Company. The Branch and the Company have a service agreement whereby the Branch provides personnel, premises, and operational support, etc. services to the Company. The Company had a cash balance of $201,341 with the Branch at December 31, 2008.

4. RECEIVABLE FROM CLEARING ORGANIZATION

Receivable from clearing organization represents the balance on deposit and other receivables, with the Company's clearing broker, Pershing LLC, totaling $117,232.

5. SECURITIES OWNED

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements*. This statement establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. In addition, FASB Statement No. 157 prohibits the use of block discounts when valuing large blocks of securities. The Company adopted the statement on January 1, 2008. The adoption did not have an impact on the Company's financial statements.

Fair Value Hierarchy

In accordance with FASB Statement No. 157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the statement of financial condition are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, exchange-traded derivatives, most U.S. Government and agency securities, and certain other sovereign government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (restricted stocks);

b) Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include certain private equity investments, certain residential and commercial mortgage-related assets (including loans, securities and derivatives), and long-dated or complex derivatives including certain equity derivatives and long-dated options on gas and power).

A review of fair value hierarchy classifications is conducted on a monthly basis.

As of December 31, 2008, the Company has a Level 1 security position in a foreign corporate bond denominated in U.S. dollars totaling $876.

6. INCOME TAXES

As of December 31, 2008, the Company had deferred tax assets of $22,458, which resulted from temporary differences relating to amortization of start up costs. The Company has determined that it is more likely than not that the deferred tax asset will be realized and therefore there is no valuation allowance against the deferred tax asset.

The Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,* at January 1, 2007 and had no uncertain tax positions as of that date, during the year, or as of December 31, 2008. The Company's open tax year examinations by major jurisdictions are tax years ended December 31, 2005 and forward for Federal, New York State, and New York City purposes. The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest and penalties are classified as income taxes.

7. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve executions of various securities transactions as agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include its customers and other brokers and dealers.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for securities sold, but not yet purchased should the value of such securities rise. Further, the Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers are unable to fulfill contractual obligations.

The Company's customer securities activities are transacted only on a cash basis. The Company does not extend credit to its clients. If clients wish to borrow using their portfolios as collateral, the Company introduces them to the Branch, thereby allowing customers credit facilities through the Branch. In those cases in which a client wishes to borrow using his portfolio as collateral, the Company and the Branch have perfected a security arrangement under which the client's portfolio is collateralized to the Branch.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) ("the Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2008, the Company has net capital of $3,963,260, which is $3,863,260 in excess of required minimum net capital of $100,000 and its ratio of aggregate indebtedness to net capital was .03 to 1.

The Company follows the guidance prescribed in a SEC No-Action Letter (the "Letter"), dated November 3, 1998, which allows introducing broker dealers to include assets in the proprietary account of an introducing broker dealer ("PAIB assets") as allowable assets in their net capital computations, providing the clearing broker dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3, and both the introducing broker dealer and the clearing broker dealer enter into a written agreement in accordance with the Letter.

9. COMMITMENTS AND CONTINGENCIES

Litigation—In the normal course of business, the Company may be subject to litigation. As of December 31, 2008, there were no pending legal actions against the Company.

Guarantees—In the ordinary course of business, the Company's clearing agreements might have a certain element of guarantee that meets the accounting definition of guarantee under FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. The Company performs securities execution on behalf of its clients for whom it commits to settle with the applicable clearinghouse or broker-dealer. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required

to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2009

Banesto Securities, Inc.
730 Fifth Avenue
New York, New York

In planning and performing our audit of the financial statements of Banesto Securities, Inc. (an indirect wholly owned subsidiary of Banco Español de Crédito S.A.) (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 25, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END